SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Aerie Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00771V108
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00771V108	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,387,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,387,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,387,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.8% (See Items 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 22,205,717 shares of Common Stock outstanding as of October 30, 2013 as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on October 28, 2013.

CUSIP No. 00771V108	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,387,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,387,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,387,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 22,205,717 shares of Common Stock outstanding as of October 30, 2013 as reported in the prospectus filed by the Issuer with the Commission on October 28, 2013.

CUSIP No. 00771V108	13D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,387,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,387,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,387,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 22,205,717 shares of Common Stock outstanding as of October 30, 2013 as reported in the prospectus filed by the Issuer with the Commission on October 28, 2013.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 135 US Highway 206, Suite 15, Bedminster, New Jersey 07921.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar Advisors, LLC, a limited liability company, which is the general partner of TPG Biotechnology GenPar, L.P., a Delaware limited partnership, which is the general partner of each of TPG Biotechnology Partners, L.P., a Delaware limited partnership (“TPG Biotechnology”), which directly holds 3,552,948 shares of Common Stock, and TPG Biotech Reinvest AIV, L.P., a Delaware limited partnership (“TPG Biotech Reinvest” and, together with TPG Biotechnology, the “TPG Funds”), which directly holds 834,518 shares of Common Stock. The shares of Common Stock held by the TPG Funds are collectively referred to herein as the “TPG Shares.” Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including the TPG Funds) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

Initial Public Offering

On October 24, 2013, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 6,720,000 shares of Common Stock at a price to the public of $10.00 per share. Pursuant to the Underwriting Agreement, the Issuer granted the Underwriters a 30-day option to purchase up to an aggregate of 1,008,000 additional shares of Common Stock (the “Option Shares”) on the same terms. On October 30, 2013, the Offering closed.

The TPG Funds purchased an aggregate of 284,000 shares of Common Stock in the Offering at a price of $10 per share for an aggregate purchase price of $2,840,000. In addition, in connection with the closing of the Offering, (a) the shares of Series A-1 Preferred Stock of the Issuer held by TPG Biotechnology automatically converted into 200,000 shares of Common Stock, (b) the shares of Series A-2 Preferred Stock of the Issuer held by TPG Biotechnology automatically converted into 1,000,000 shares of Common Stock, (c) the shares of Series A-3 Preferred Stock of the Issuer held by TPG Biotechnology (including shares of Series A-3 Preferred Stock acquired upon the exercise, prior to the Offering, of warrants to purchase such shares) automatically converted into 2,172,948 shares of Common Stock, (d) the shares of Series B Preferred Stock held by TPG Biotech Reinvest (which were acquired upon the exercise, prior to the Offering, of warrants to purchase such shares of Series B Preferred Stock) automatically converted into 222,366 shares of Common Stock and (e) promissory notes held by TPG Biotech Reinvest with an aggregate principal amount and accrued interest of $5,081,521 automatically converted into 508,152 shares of Common Stock.

Lock-Up Agreement

Each of the TPG Funds, certain other stockholders and each director and officer of the Issuer agreed with the Underwriters, pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), not to, for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after the date of the Underwriting Agreement, (i) sell, offer to sell, contract to sell or lend, effect any short sale, establish or increase a put equivalent position or liquidate or decrease any call equivalent position, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, whether directly or indirectly, any shares of Common Stock (or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable or convertible into shares of Common Stock), (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic ownership of any of the foregoing, (iii) make any demand for, or exercise any right with respect to, the registration of the offer and sale of any of the foregoing or (iv) publicly announce any intention to do any of the foregoing, except with the prior written consent of the representatives of the Underwriters or as otherwise provided in the Lock-Up Agreement.

Board of Directors

Dr. Geoffrey Duyk (the “TPG Director”) was elected as a director of the Issuer pursuant to a voting agreement that the Issuer had entered into with certain holders of its securities, including the TPG Funds. The voting agreement terminated upon the closing of the Offering, and there is no further contractual obligation regarding the election of directors. The TPG Director will hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any

Page 6 of 11 Pages

plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Underwriting Agreement and the Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Lock-Up Agreement, forms of which have been filed as Exhibits 2 and 3 and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are 22,205,717 shares of Common Stock outstanding as of October 30, 2013 as reported in the prospectus filed by the Issuer with the Commission on October 28, 2013.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 4,387,466 shares of Common Stock, which constitutes approximately 19.8% of the outstanding Common Stock.

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

Page 7 of 11 Pages

Except for the Underwriting Agreement and Lock-Up Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Equity Underwriting Agreement by and among the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit 1.1 to Form S-1/A filed by Aeries Pharmaceuticals, Inc. on October 15, 2013).
3.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form S-1/A filed by Aeries Pharmaceuticals, Inc. on October 15, 2013).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2013

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 9 of 11 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Clive Bode	Assistant Treasurer

Page 10 of 11 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Equity Underwriting Agreement by and among the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit 1.1 to Form S-1/A filed by Aeries Pharmaceuticals, Inc. on October 15, 2013).
3.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form S-1/A filed by Aeries Pharmaceuticals, Inc. on October 15, 2013).

Page 11 of 11 Pages